                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212 - 838 - 1177
                             FAX - 212 - 838 - 9190

                                                            WRITER'S DIRECT LINE
                                                               (212) 838-3089
                                December 15, 2005

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
ATTENTION:  MR. JAY MUMFORD

                          Re: Milestone Scientific Inc.
              Amendment No. 2 to Registration Statement on Form S-3
                             Filed October 31, 2005
                               File No. 333-127728

Dear Sirs and Mesdames

         This letter responds to the Staff's comment letter dated December 14 regarding the above-referenced Registration Statement filed by Milestone
Scientific Inc. ("Company" or "Milestone"). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

General

1.       Please tell us where you have registered your offer of the shares underlying the warrants to the investors who purchase the warrants from the selling security holders.

         THE OFFER WAS MADE TO ACCREDITED INVESTORS, ALL BUT THREE SMALL
         INVESTORS OF WHICH WERE FOREIGN ENTITIES AND DOMICILED OUTSIDE THE
         UNITED STATES. THEREFORE, WE BELIEVE THE OFFERING WAS EXEMPT FOR
         PURPOSES OF STATE LAWS IN THE U.S., OR NOT SUBJECT TO THE REGISTRATION
         PROVISIONS OF SECTION 5. IN ADDITION, MILESTONE IS AN AMERICAN STOCK
         EXCHANGE LISTED COMPANY, AND THEREFORE WE BELIEVE THE OFFERING IS
         EXEMPT IN ALL 50 STATES.

2.       Please expand your response to comment 2 to clarify whether you are simply removing the legend from existing warrants or are issuing warrants with new terms in exchange for existing warrants. If you are simply removing the legend, please reconcile your statement that the warrants are non-certificated with your statement that the warrants bear a restrictive legend.

         WE ARE NEITHER SIMPLY REMOVING THE LEGEND NOR ISSUING WARRANTS WITH
         NEW TERMS. WE WILL BE ISSUING WARRANTS WITH THE SAME TERMS (INCLUDING
         THE EXERCISE PRICE) IN EXCHANGE FOR THE EXISTING NON-CERTIFICATED
         WARRANTS. THE NEW WARRANTS WILL BE PUBLICLY TRADABLE AS THEY WILL BE IN
         THE SAME CERTIFICATED FORM AS MILESTONE'S PUBLICLY TRADED WARRANTS. THE
         EXISTING WARRANTS ARE IN THE FORM OF A 4-5 PAGE OPTION AGREEMENT, AND
         CONTAIN A RESTRICTIVE LEGEND.

3.       It is generally inconsistent with Section 5 of the Securities Act to register securities for resale if the private offering of the securities is not complete. If investors still can choose to "surrender their non-public warrants" to you as mentioned in your response 2, it is unclear why it is appropriate to register the resale of those warrants at this time.

         THE MARCH AND JUNE PRIVATE PLACEMENTS OF THE SECURITIES CLOSED, ALL
         PROCEEDS WERE RECEIVED, AND CERTIFICATES AND OTHER DOCUMENTS EVIDENCING
         THE SECURITIES WERE ISSUED, IN LATE MARCH THROUGH EARLY APRIL, AND JUNE
         OF 2005 RESPECTIVELY. ONCE THE PENDING REGISTRATION IS EFFECTIVE, WE
         WILL EXCHANGE THE NON-PUBLIC WARRANTS FOR WARRANTS IN CERTIFICATED FORM
         AS DISCUSSED IN RESPONSE TO QUESTION 2 ABOVE. THIS EXCHANGE WILL NOT
         INVOLVE ANY OFFER OR SALE, BUT WILL SIMPLY BE A REPLACEMENT OF ONE
         CERTIFICATE FOR ANOTHER.

4.       Please expand your response to prior comment 3 to analyze whether the holders have offered the securities included in this registration statement, regardless of whether the securities have been sold. If you cannot determine whether the securities have been offered in violation of Section 5 of the Securities Act, it is unclear why you need not address the potential liability in your document.

         THE SUBSCRIPTION AGREEMENT THAT EACH INVESTOR SIGNED IN CONNECTION WITH
         THE MARCH AND JUNE PRIVATE PLACEMENTS CONTAINED A LEGEND EXPLICITLY
         PROHIBITING OFFERS OR SALES OF THE SECURITIES. THE LEGEND WAS ALSO
         PLACED ON THE SECURITIES. IN ADDITION, THE INVESTOR REPRESENTATIVE FOR
         THESE TWO OFFERINGS HAS CONFIRMED TO US THAT NONE OF THE SECURITIES
         HAVE BEEN OFFERED IN VIOLATION OF THE SECURITIES LAWS.

                                Very truly yours,

                                /s/ Virginia Tillyard
                                Virginia Tillyard